Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces Pricing of Upsized $12.0 Million Initial Public
Offering and Listing on NASDAQ

New York/December 28, 2020 – MEDIROM Healthcare Technologies Inc. (NasdaqCM:MRM) (“MEDIROM”), the holistic healthcare company from Japan, announced the pricing of its initial public offering of 800,000 American Depositary Shares (ADSs) at a price of US$15.00 per ADS. Each ADS represents one common share of MEDIROM. The ADSs are expected to begin trading on the Nasdaq Capital Market on December 29, 2020, under the symbol “MRM.” Gross proceeds before deducting underwriting discounts and commissions and other offering expenses are expected to be US$12.0 million. The closing of the offering is expected to occur on December 31, 2020, subject to the satisfaction of customary closing conditions.

In addition the Company has granted the underwriters a 45-day option to purchase up to an additional 120,000 ADSs at the public offering price, less underwriting discounts and commissions to cover over-allotments, if any.

Maxim Group LLC is acting as the sole book-running manager in connection with the offering.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, which may include investments, acquisition or strategic collaborations to expand its customer base as well as develop and market new services.

The offering is being conducted pursuant to the Company's registration statement on Form F-1 (File Nos. 333-250762 and 333-251777) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any security in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 289 (as of June 30, 2020) relaxation salons across Japan centered around Re.Ra.Ku™, which aims to provide healthcare services. In 2015, MEDIROM entered the health tech business, and conducted specific health guidance and constitution improvement programs, On-demand training app "Lav™". MEDIROM also entered the device business in 2020, and is developing a smart tracker "MOTHER Tracker™". Currently, MEDIROM is continuing development work with the goal of commercializing the product. In the future, MEDIROM plans to expand the scope of our business to include data analysis based on the lifestyle data we have accumulated since our founding.

URL ： https://medirom.co.jp/en

Overview of MEDIROM Healthcare Technologies Inc.

Company Name: MEDIROM Healthcare Technologies Inc.

Headquarters: Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo

CEO/Founder: Kouji Eguchi

Establishment: July 2000

Paid-in Capital: JPY 1,303,008,037 (as of December 31, 2019)

Business Area: Relaxation Salon Management, Related Franchise Business, Digital Health Promotion Business and Devices Business

Contacts

Investor Relations Team

ir@medirom.co.jp

Public Relations Team

press@medirom.co.jp